Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we have concluded that as of December 31, 2010, our internal control over financial reporting is effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, has been audited by KPMG LLP, the Company’s Independent Registered Chartered Accountants, who also audited the Company’s Consolidated Financial Statements for the years ended December 31, 2010 and 2009.

Signed “Don Klapko”                                                                                               Signed “Wendell Chapman”

President and                                                                                    Senior Vice President, Finance and
Chief Executive Officer                                                                                         Chief Financial Officer

Calgary, Alberta
March 22, 2011

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Equal Energy Ltd.

We have audited the accompanying consolidated financial statements of Equal Energy Ltd. (“the Company”), which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of loss and comprehensive loss, and cash flow for years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinions.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2010 and 2009 and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Other Matters

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole.  The supplementary information included in Exhibit No. 99.4 in the annual report on Form 40-F entitled “Differences between Canadian and United States Generally Accepted Accounting Principles” is presented for purposes of additional analysis and requirements under securities legislation.  Such supplementary information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), an our report dated March 22, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Signed “KPMG LLP”

Chartered Accountants
Calgary, Canada
March 22, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Equal Energy Ltd.

We have audited Equal Energy Ltd. (“the Company”)’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Our report dated March 22, 2011 expressed an unqualified opinion on those consolidated financial statements.

Signed “KPMG LLP”

Chartered Accountants
Calgary, Canada
March 22, 2011

Differences between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of Equal Energy Ltd. (“Equal”) have been prepared in accordance with Canadian GAAP (in thousands of Canadian dollars except share and per share information) which differs in some respects from U.S. GAAP.  Differences in accounting principles as they pertain to the consolidated financial statements are immaterial except as described below.

The application of U.S. GAAP would have the following effect on net income (loss) as reported for the years ended December 31, 2010 and 2009:

	2010	2009
Loss under Canadian GAAP	$(34,536)	$(41,282)
Adjustments for U.S. GAAP
Depletion expense (a)	53,846	72,679
Related income taxes	(18,018)	(24,571)
Reverse share-based compensation expense under Canadian GAAP (e)	3,636	3,580
Share-based compensation expense under U.S. GAAP (e)	(3,380)	(2,164)
Accretion of convertible debentures under Canadian GAAP (g)	2,238	1,888
Amortization of other assets (g)	(1,242)	(1,242)
Foreign exchange (f)	-	(170)
Future tax adjustments	(11,886)	5,415
Net income (loss) under U.S. GAAP	$(9,342)	$14,133

Other comprehensive income:
Cumulative translation adjustment (f)	4,598	31,380
Other comprehensive income under U.S. GAAP	$(4,744)	$45,513

Net income (loss) under U.S. GAAP	$(9,342)	$14,133
Deficit, beginning of year, under U.S. GAAP	(103,691)	(24,471)
Temporary equity adjustment (b) (c)	(1,219)	(93,353)
Deficit, end of year, under U.S. GAAP	$(114,252)	$(103,691)

Weighted average shares for U.S. GAAP (000’s) (1)
Basic	24,595	21,119
Diluted	24,595	21,611

Net income (loss) per share under U.S. GAAP (1)
Basic and diluted	$(0.38)	$0.67

(1)        Restated to reflect the three for one exchange of trust units for common shares.

The application of U.S. GAAP would have the following effect on the consolidated balance sheets as reported at December 31, 2010 and 2009:

	2010		2009
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets:
Current assets	$29,757	$29,570	$57,544	$57,544
Property, plant and equipment (a)	397,997	137,423	399,237	76,738
Long-term receivables	-	-	5,491	5,491
Other assets (g)	-	1,460	-	2,702
Future/deferred income tax (a)	-	78,775	-	110,456
	$427,754	$247,228	$462,272	$252,931

Liabilities:
Current liabilities	$44,036	$44,036	$28,821	$30,990
Long-term debt	24,865	24,865	70,000	70,000
Convertible debentures (g)	117,019	119,777	114,863	119,860
Asset retirement obligations	21,221	21,221	21,055	21,055
Future/deferred income tax (a)	7,101	-	8,487	-
	214,242	209,899	243,226	241,905

Mezzanine equity (b) (c)	-	-	-	134,111

Shareholders’ equity
Shareholders’ capital (b, c, d)	259,055	173,993	674,106	-
Equity component of convertible debentures (g)	3,949	-	3,951	-
Contributed surplus (e)	12,321	3,534	11,064	-
Accumulated other comprehensive income (loss) (f)	(33,624)	(25,946)	(22,474)	(19,394)
Deficit	(28,189)	(114,252)	(447,601)	(103,691)
	213,512	37,329	219,046	(123,085)
	$427,754	$247,228	$462,272	$252,931

The above noted differences between Canadian GAAP and US GAAP are the result of the following:

(a)
Under Canadian GAAP, the impairment test limits the capitalized costs of oil and natural gas assets to the discounted estimated future net revenue from proved and probable oil and natural gas reserves using forecast prices plus the costs of unproved properties less impairment.  The discount rate used is a risk free interest rate.

Under U.S. GAAP, the full cost method of accounting for oil and natural gas activities requires Equal to perform an impairment test using after-tax future net revenue from proved oil and natural gas reserves, discounted at 10% plus the lower of cost and recoverable amount of unproved properties.  Effective December 31, 2009 prices used in the U.S. GAAP ceiling test are the 12-month average price prior to the end of the reporting period.  Prior to December 31, 2009 the prices used in the U.S. GAAP ceiling test were those in effect on the date the ceiling test was performed.  Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion will differ.

There were ceiling test impairments recognized under U.S. GAAP at December 31, 2008, 2007, 2006, 2005, 2004 and 2001.  There were no ceiling test write-downs in 2010 and 2009.  Prior to 2009, Equal recognized additional ceiling test write-downs under U.S. GAAP of $263.8 million ($181.8 million after tax) in its Canadian cost center and $295.0 million ($177.2 million after tax) in its U.S. cost center.

For the years ended December 31, 2010 and 2009, depletion expense under U.S. GAAP was lower by $53.8 million ($35.8 million net of tax) and $72.7 million ($48.1 million net of tax), respectively.

(b)
On May 31, 2010, Enterra Energy Trust (“Enterra” or the “Trust”) completed its conversion from an income trust to a corporation.  Pursuant to the Plan of Arrangement (the “Arrangement”), all outstanding trust units were exchanged for common shares of Equal.  Under both US and Canadian GAAP this exchange was recorded at the carrying value of the trust units outstanding at May 31, 2010.

Due to the classification of Enterra’s trust units as mezzanine equity under US GAAP, recorded at their redemption amount, the carrying value of shareholders’ equity varies between US and Canadian GAAP.  Prior to the Enterra’s conversion to a corporation, Equal had classified $136.7 million as mezzanine equity, in accordance with US GAAP.

(c)
Under Canadian GAAP, the trust units were considered to be permanent equity and were classified as unitholders' capital.  A U.S. GAAP difference existed due to the redemption feature attached to each trust unit.  Trust units were redeemable at the option of the holder based on the lesser of 90% of the average market trading price of the trust units for the 10 trading days after the date of redemption or the closing market price of the trust units on the date of redemption.

The redemption feature caused the trust units to be classified as mezzanine equity under U.S. GAAP.    Mezzanine equity is valued at an amount equal to the redemption value of the trust units at the balance sheet date.  Any increase or decrease in the redemption value during a period is charged to the deficit.

The change in the redemption value of the trust units is recorded as a reduction or increase to the deficit.  For the year ended December 31, 2010, the deficit was increased by $1.2 million (2009 – deficit increased by $93.4 million).

(d)	Under Canadian GAAP, pursuant to the Arrangement, Equal reduced shareholders’ capital by $453.9 million, the amount necessary to eliminate the deficit of the Trust at the time of the Arrangement.

Under US GAAP, the elimination of a deficit through a reduction in shareholders’ capital is not permitted unless a quasi reorganization has been effected.  Equal’s conversion from an income trust to a corporation does not meet the required conditions to qualify as a quasi reorganization and therefore the deficit amount has not been eliminated through the reduction of shareholders’ capital.

(e)
Under Canadian GAAP, Equal’s equity-based compensation plans are accounted for as equity-settled awards.  Under U.S. GAAP, prior to the conversion from an income trust to a corporation, the redemption feature of the trust units resulted in the equity-based compensation plans being accounted for as liability-settled awards, which are recorded at fair value with changes in fair value included in earnings.  After the conversion from an income trust to a corporation, the share-based compensation plans are accounted for as equity-settled awards.

Equal issues shares out of treasury upon the exercise of all options and restricted shares.

For the years ended December 31, 2010 and 2009, Equal recorded the following equity-based compensation (000s):

	Restricted and performance shares		Options		Total
	2010	2009	2010	2009	2010	2009
Equity-based compensation expense	$2,132	$1,941	$1,248	$223	$3,380	$2,164

A summary of the status of the unvested options and restricted shares as of December 31, 2010 and changes during 2010 is presented below:
	Number of unvested options (1)	Weighted average grant date fair value (1)	Number of unvested restricted units(1)	Weighted average grant date fair value(1)
Unvested, December 31, 2009	10,000	$2.10	534,774	$10.41
Granted	986,708	2.30	438,279	5.24
Vested	(26,667)	2.31	(395,896)	8.91
Forfeited	(94,887)	2.32	(69,354)	11.09
Unvested, December 31, 2010	875,154	$2.29	507,759	$7.03
(1)        Restated to reflect the three for one exchange of trust units for common shares.

The following tables provide information related to option and restricted share activity during the year ended December 31, 2010:

	Number of options(1)	Weighted average exercise price(1)	Weighted average contract life	Aggregate intrinsic value (000’s)
Options outstanding, January 1, 2010	235,331	$19.80
Options granted	986,708	5.91
Options forfeited	(163,887)	12.86
Options outstanding, December 31, 2010	1,058,152	$7.92	2.78	$421
Options expected to vest, December 31, 2010	888,847	$7.92	2.78	$362
Options exercisable, December 31, 2010	182,998	$17.71	1.00	$59
(1)        Restated to reflect the three for one exchange of trust units for common shares.

	Number of shares(1)	Weighted average contract life	Aggregate intrinsic value (000’s)
Restricted shares outstanding, January 1, 2010	534,730
Restricted shares granted	438,279
Restricted shares exercised	(395,896)
Restricted shares forfeited	(69,354)
Restricted shares outstanding, December 31, 2010	507,759	1.71	$3,107
Restricted units expected to vest, December 31, 2010	426,518	1.71	$2,610
Restricted units exercisable, December 31, 2010	-	-	$-
(1)        Restated to reflect the three for one exchange of trust units for common shares.

The intrinsic value of an option is the amount by which the current market value of the underlying share exceeds the exercise price of the option.  The intrinsic value of a restricted share is the current market value of the underlying share.

The intrinsic value of restricted shares exercised in 2010 was $2.7 million (2009 – $0.9 million).

As of December 31, 2010, there was $3.3 million (2009 – nil) of total unrecognized compensation cost related to unvested options.  The cost is expected to be recognized over a weighted average period of 2.1 years (2009 – 1.1 years).  As of December 31, 2010, there was $1.7 million (2009 - $1.6 million) of unrecognized compensation cost related to unvested restricted units.  The cost is expected to be recognized over a weighted average period of 2.0 years (2009 – 1.1 years).

Under U.S. GAAP, the amount of compensation costs related to options and restricted shares capitalized was $0.4 million (2009 – $0.1 million).

(f)
Equal’s U.S. oil and natural gas properties are considered to be self sustaining.  Under Canadian GAAP, a portion of the cumulative translation adjustment is recognized in income as the investment in the foreign operations is reduced.

Under U.S. GAAP, the cumulative translation adjustment is only recognized in income upon disposition of the segment.  For the year ended December 31, 2010, no cumulative translation adjustment was recognized in income under Canadian GAAP (2009 - $0.2 million gain).  The difference in other comprehensive income under U.S. GAAP as compared to Canadian GAAP is a result of differences between the carrying values of the assets and liabilities of the U.S. self sustaining operations under U.S. GAAP versus Canadian GAAP.  These differences in the carrying values result in differences in the foreign exchange gains and losses on translation of the U.S. operations.

(g)
In November 2006 and April 2007, Equal issued convertible debentures.  Under Canadian GAAP, Equal’s convertible debentures are classified as debt with a portion representing the value associated with the conversion feature being allocated to equity and the issue costs netted against the debt.

Under U.S. GAAP, the convertible debentures in their entirety are classified as debt and the issue costs classified as other assets.  In addition, under Canadian GAAP, a non-cash interest expense representing the effective yield of the debt component is recorded in the consolidated statement of loss with a corresponding credit to the convertible debenture liability balance to accrete that balance to the full principal due on maturity.  Under U.S. GAAP, this non-cash interest expense is not recorded but the issue costs are amortized over the life of debentures.

(h)	Additional disclosure under U.S. GAAP

	2010	2009
Components of accounts receivable:
Trade	$ 9,572	$ 7,650
Accruals	16,163	17,171
Allowance for doubtful accounts	(844)	(9,618)
	$ 24,891	$ 23,667

Components of prepaid expenses:
Prepaid expenses	$ 1,236	$ 1,414
Funds on deposit	857	584
	$ 2,093	$ 1,998

Components of accounts payable:
Accounts payable	$ 16,271	$ 18,196
Accrued liabilities	15,050	9,801
	$ 31,321	$ 27,997

(i)	As at December 31, 2010 and 2009, Equal did not have any amounts recorded pertaining to uncertain tax positions.

Equal files federal and provincial income tax returns in Canada and federal, state and local income tax returns in the U.S., as applicable.  Equal may be subject to a reassessment of federal and provincial income taxes by Canadian tax authorities for a period of four years from the date of mailing of the original notice of assessment in respect of any particular taxation year.  For the Canadian tax returns, the open taxation years range from 2005 to 2010.  For the U.S. tax returns, the open taxation years range from 2008 to 2010.  The U.S. federal statute of limitations for assessment of income tax is generally closed for the tax years ending on or prior to 2003.  In certain circumstances, the U.S. federal statute of limitations can reach beyond the standard three year period. U.S. state statutes of limitations for income tax assessment vary from state to state.  Tax authorities of Canada and U.S. have not audited any of Equal’s, or its subsidiaries’, income tax returns for the open taxation years noted above.

Equal recognizes interest and penalties related to uncertain tax positions in tax expense.  During the years ended December 31, 2010 and 2009, there were no charges for interest or penalties.